Exhibit 21.1

Subsidiaries of HubSpot, Inc.

Name of Subsidiary	Jurisdiction of Incorporation or Organization
HubSpot Asia Pte. Ltd.	Singapore
HubSpot Australia Pty Ltd HubSpot Canada Inc.	Australia Canada
HubSpot France S.A.S. HubSpot Germany GmbH HubSpot Ireland Limited HubSpot Japan K.K. HubSpot Latin America S.A.S. HubSpot Sweden, a filial of HubSpot Ireland Limited HubSpot UK Holdings Limited	France Germany Ireland Japan Colombia Sweden United Kingdom